UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Lithium Americas Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

53680Q207
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 53680Q207

1	Names of Reporting Persons
Bangchak Corporation Public Company Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Thailand
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
14,033,351 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
14,033,351 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
14,033,351 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
15.8% (2)
12	Type of Reporting Person (See Instructions)
FI

(1)	Consists of 14,033,351 Common Shares held of record by BCP Innovation Pte. Ltd., which is a wholly owned subsidiary of Bangchak Corporation Public Company Limited.
(2)	Based on the quotient obtained by dividing (a) the number of Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 88,727,885 Common Shares outstanding as of December 31, 2018, as reported by the Issuer in its Annual Report on Form 40-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 2, 2019.

SCHEDULE 13G

CUSIP No. 53680Q207

1	Names of Reporting Persons
BCP Innovation Pte. Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
14,033,351 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
14,033,351 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
14,033,351 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
15.8% (2)
12	Type of Reporting Person (See Instructions)
FI

(1)	Consists of 14,033,351 Common Shares held of record by BCP Innovation Pte. Ltd., which is a wholly owned subsidiary of Bangchak Corporation Public Company Limited.
(2)	Based on the quotient obtained by dividing (a) the number of Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 88,727,885 Common Shares outstanding as of December 31, 2018, as reported by the Issuer in its Annual Report on Form 40-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 2, 2019.

Item 1.

(a)	Name of Issuer:

Lithium Americas Corp.

(b)	Address of Issuer’s Principal Executive Offices:

900 West Hastings Street
Suite 300
Vancouver, British Columbia
Canada, V6C 1E5

Item 2.

(a)	Name of Person Filing:

Bangchak Corporation Public Company Limited
BCP Innovation Pte. Ltd.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this statement, pursuant to which the Reporting Persons have agreed to file this statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if None, Residence:

Bangchak Corporation Public Company Limited: 2098 M Tower Building, 8th Floor, Sukhumvit Road, Phra Khanong Tai, Phra Khanong, Bangkok 10260,

Thailand

BCP Innovation Pte. Ltd.: 8 Marina Boulevard #05-02, Marina Bay Financial Centre, Singapore, 018981

(c)	Citizenship:

Bangchak Corporation Public Company Limited: Thailand
BCP Innovation Pte. Ltd.: Singapore

(d)	Title and Class of Securities:

Common Shares, no par value

(e)	CUSIP No.:

53680Q207

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 14,033,351

(b)	Percent of Class: 15.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 14,033,351

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 14,033,351

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2020

BANGCHAK CORPORATION PUBLIC COMPANY LIMITED

/s/ Surachai Kositsareewong
Mr. Surachai Kositsareewong
Senior Executive Vice President Accounting and Finance

BCP INNOVATION PTE. LTD.

/s/ Surachai Kositsareewong	/s/ Pakawadee Junrayapes
Mr. Surachai Kositsareewong	Ms. Pakawadee Junrayapes
Director	Director

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated as of December 1, 2020, by and between Bangchak Corporation Public Company Limited and BCP Innovation Pte. Ltd.